ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES ENTRY INTO THE PERMIAN

Nashville, Tennessee and Vancouver, British Columbia - January 20, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (OTCQB: ASEPF) is pleased to announce its operational expansion into the Permian, in Central Reeves County in the Delaware Basin.  Starting in late March of this year, Alpine Summit plans to begin drilling three wells through a land partnership with Tegridy Oil & Gas, LLC.  Alpine Summit ultimately intends to maintain ongoing drilling operations in the Permian alongside its current activity in the Giddings area and South Texas.

"We continue to grow production dramatically through the drill-bit, with a clear focus on maximizing returns to capital. Entry into the Permian represents another significant step forward for our platform," said Bill Wicker, Alpine Summit's Chief Investment Officer.

"We are pleased to expand our business with Alpine Summit, a proven partner with a unique capital and operating solution," said Britain Moore, Principal, Tegridy Oil & Gas.

Alpine Summit has also completed the previously announced exercise by ten partners of the put right provided by the second development partnership ("DP2"). Following receipt of approval from the TSX Venture Exchange, 826,063 Class B non-voting units of HB2 Origination, LLC (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) were issued to these partners on January 19, 2022.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone:  403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements regarding operational expansion into the Permian and continued drilling activity in that region.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the potential impact of the consummation of the RTO on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation, including the policies of the TSX Venture Exchange. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.